

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

January 26, 2018

Patricia K. Wagner
Chief Executive Officer
Southern California Gas Company
555 West Fifth Street
Los Angeles, California 90013

> **Re: Southern California Gas Company**
> **Registration Statement on Form S-3**
> **Filed January 22, 2018**
> **File No. 333-222651**

Dear Ms. Wagner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: James Spira
Bruce Folkmann
Barry M. Clarkson, Esq.